711 Stewart Avenue, Suite 200

Garden City, New York 11530

(215) 345-0919

November 10, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jessica Ansart

Re:	ProPhase Labs, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333-260848

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ProPhase Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 260848) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Friday, November 12, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes Wendy Grasso, Esq. of Reed Smith LLP, attorney for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso, Esq. at (917) 993-3645.

PROPHASE LABS, INC.

By:	/s/ Monica Brady
Monica Brady
Chief Financial Officer